                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                             HOMEOWNERS GROUP, INC.
                         ==============================
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                         ==============================
                         (Title of Class of Securities)

                                    43739N107
                                 (CUSIP Number)


D. Robert Crants                       Copy To:  Elizabeth E. Moore
DC Investment Partners LLC                       Stokes & Bartholomew, P.A.
2200 Abbott Martin Road, Suite 201               424 Church Street, 28th Floor
Nashville, Tennessee 37215                       Nashville, Tennessee 37219-2386
Tel. (615) 460-1220                              Tel. (615) 259-1450


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 6, 1997
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following
box [   ].

     Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)







                               (Page 1 of 7 Pages)

CUSIP No.  43739N107             SCHEDULE 13D   Page     2    of    7     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

             DC INVESTMENT PARTNERS OPPORTUNITY FUND, L.P. (62-1627912)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              Tennessee
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of
                               -0-
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially
                                --
  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               -0-
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With
                               --
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

           -0-
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

           PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             HOMEOWNERS GROUP, INC.

                         AMENDMENT NO. 5 TO SCHEDULE 13D

             Reference is hereby made to the Schedule 13D originally
              filed with the Securities and Exchange Commission on
                         October 15, 1996, as amended by
  Amendment No. 1 to Schedule 13D filed on October 16, 1996, Amendment No. 2 to
     Schedule 13D filed on December 3, 1996, Amendment No. 3 to Schedule 13D filed on January 10, 1997, and Amendment No. 4 to Schedule 13D
    filed on March 10, 1997. Terms defined in the Schedule 13D as amended by
        Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D,
              Amendment No. 3 to Schedule 13D, and Amendment No. 4
                 to Schedule 13D are used herein as so defined.


Item 1. Security and Issuer.

     This statement relates to the Common Stock (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Sawgrass Corporate Parkway, Sunrise, Florida 33325-6235.

Item 2. Identity and Background.

     This statement is filed by DC Investment Partners Opportunity Fund, L.P., a Tennessee limited partnership ("DC Investment L.P."). The principal business of DC Investment, L.P. is that of a private investment partnership. The principal business and principal office address of DC Investment, L.P. is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The sole general partner of DC Investment, L.P. is DC Investment Partners, LLC a Tennessee limited liability company ("DC Partners"). The principal business of DC Partners is that of acting as general partner of DC Investment L.P. and one other private investment partnership. DC Partners' principal business and principal office address is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The members of DC Partners consists of three citizens of the United States and one Arkansas corporation and their respective principal business addresses and principal occupations are as follows:

Members                     Address                                      Occupation
-------                     -------                                      ----------
D. Robert Crants            DC Investment Partners LLC                   Co-Manager,
                            2200 Abbott Martin Road                      DC Partners
                            Suite 201
                            Nashville, TN  37215

Michael W. Devlin           DC Investment Partners LLC                   Co-Manager,
                            2200 Abbott Martin Road                      DC Partners
                            Suite 201
                            Nashville, TN  37215


                               (Page 3 of 7 Pages)

Lucius E. Burch              Massey Burch Investment Group, Inc.        Chairman, Massey
                             301 25th Avenue North                      Burch Investments, a
                             Suite 103                                  venture capital
                             Nashville, TN  37203                       company


Stephens Group, Inc.         111 Center Street                          Private Investment
Affiliate/Stephens, Inc.     Suite 2400                                 Banking firm
                             Little Rock, AR  72201

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     Item 3 is hereby amended and restated to read in its entirety as follows:

     The amount of the funds used in purchasing the securities beneficially owned prior to May 6, 1997 and reported in Item 5 hereof was approximately $1,938,106.50. DC Investment L.P. obtained the funds for these transactions from its general operating funds. DC Partners, as the general partner of DC Investment L.P., may be deemed to have beneficially owned the securities owned by DC Investment, L.P.

Item 4. Purpose of Transaction.

     DC Investment L.P. purchased the Securities as an investment opportunity.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) DC Investment L.P. was the beneficial owner of 1,027,000 shares of Common Stock (approximately 18.5% of the shares of Common Stock of the Issuer) prior to May 6, 1997. DC Investment L.P. became the beneficial owner of an amount in excess of 5% of the Issuer's outstanding Common Stock on October 9, 1996 as reflected by the filing of the original Schedule 13D on October 15, 1996. From October 9, 1996 through April 11, 1997, DC Investment L.P. made the following purchases of Issuer's common stock increasing its beneficial ownership to its pre-May 6, 1997 level:


                               (Page 4 of 7 Pages)

           Date                                Number of Shares
           ----                                ----------------
       October 10, 1996                            155,000
       October 11, 1996                             20,000
       October 14, 1996                             30,000
       October 15, 1996                             15,000
       October 17, 1996                             10,000

       November 8, 1996                             35,000
       November 12, 1996                             5,000
       November 20, 1996                            10,000
       November 22, 1996                            50,000
       November 29, 1996                           180,000

       December 9, 1996                             10,000
       December 12, 1996                            10,000
       December 17, 1996                            30,000
       December 24, 1996                             6,500

       January 16, 1997                              8,000
       January 20, 1997                             10,000

       February 14, 1997                            50,000
       February 26, 1997                            15,000

       March 25, 1997                               10,000

       April 3, 1997                                17,500
       April 11, 1997                               10,000

     (b) DC Investment L.P. was the beneficial owner of all of the shares of Common Stock listed in (a) of this Item 5, and had sole power to vote and dispose of all such shares. DC Partners, as the general partner of DC Investment, L.P., was deemed to have beneficially owned the securities owned by DC Investment, L.P.

     (c) DC Investment L.P. disposed of its entire interest in the Common Stock on May 6, 1997 at a price of $2.03 per share pursuant to the terms and conditions of that certain Stock Purchase Agreement by and between DC Investment L.P. and HAC, Inc. and attached hereto as Exhibit 1.

     (d) No person other than DC Investment L.P. had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by DC Investment L.P.

     (e) DC Investment L.P. ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on May 6, 1997.



                               (Page 5 of 7 Pages)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

     Item 6 is amended and restated to read in its entirety as follows:

     Attached hereto as Exhibit 1, pursuant to Item 7, is the Stock Purchase Agreement by and between DC Investment L.P. and HAC, Inc. evidencing the transfer of the Common Stock. Under the terms of the Stock Purchase Agreement entered into on May 6, 1997 (the "Stock Purchase Agreement"), DC Investment L.P. sold 1,027,000 shares of the Issuer's Common Stock to HAC, Inc. at a price of $2.03 per share for an aggregate purchase price of $2,084,810. Under the Stock Purchase Agreement, DC Investment L.P., the beneficial owner of 989,500 shares of the Issuer on April 21, 1997, the record date set by the Issuer for stockholder approval of the Agreement and Plan of Merger among Cross Country Group, Inc., CC Acquisition Corp., and the Issuer dated as of May 14, 1997 (the "Agreement"), agreed to vote all of the shares owned by it and eligible to be voted for approval of the Agreement.

Item 7. Material to be filed as Exhibits.

     Item 7 is amended and restated to read in its entirety as follows:

     Attached hereto as Exhibit 1 is the Stock Purchase Agreement by and between DC Investment L.P. and HAC, Inc. evidencing the transfer of the Common Stock.





                               (Page 6 of 7 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 5, 1997             DC INVESTMENT PARTNERS
                               OPPORTUNITY FUND, L.P.

                               By:  DC Investment Partners, LLC, General Partner



                               By:     Doctor R. Crants, III
                                     ------------------------------------------

                               Title:   Managing Partner
                                     ------------------------------------------






                               (Page 7 of 7 Pages)

                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

     This Agreement is dated as of the 6th day of May, 1997, by and between DC Investment Partners Opportunity Fund, L.P. (the "Seller") and HAC, Inc., a Florida corporation, (the "Buyer").

     WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller, 1,027,000 shares of Homeowners Group, Inc., $.01 par value, Common Stock (the "Shares") on the terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the representations, warranties and agreements herein contained, Seller and Buyer agree as follows:

     1. SALE OF SHARES. Simultaneously with the execution of this Agreement, Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Shares at a price of $2.03 per Share for an aggregate purchase price of $2,084,810.

     2. WARRANTIES AND REPRESENTATIONS OF SELLER. Seller represents and warrants to Buyer that:

     (a) Seller is the beneficial owner of the Shares, free and clear of any liens, pledges, restrictions, options, rights of first refusal, encumbrances, charges, agreements or claims of any kind whatsoever (collectively the "Claims") and is not acting as representative or agent for, or participating with, any other shareholder of Homeowners Group, Inc. in the sale and delivery of the Shares to the Buyer.

     (b)  On April 21, 1997, Seller was the beneficial owner of 989,500 Shares.

     (c) All of Seller's Shares, including the 989,500 Shares owned on April 21, 1997, are held of record by Goldman Sachs & Co. for the account and benefit of Seller.

     (d) Seller has the legal right, power and authority to sell, assign, transfer and delivery the Shares to Buyer, and such delivery will convey to Buyer lawful, valid and marketable title to the Shares, free and clear of any and all Claims.

     (e)  Seller has sole voting and dispositive power over all of the Shares.

     (f) Seller has had full opportunity to evaluate this transaction and to question Buyer regarding the intentions of Buyer and its affiliates to consummate the transaction (the "Merger") contemplated by the Agreement and Plan of Merger dated as of

          May 14, 1996, as amended, among The Cross County Group, Inc., CC Acquisition Corp., and Homeowners Group, Inc. (the "Merger Agreement"), and Seller acknowledges that Buyer placed no time restrictions on Seller's evaluation and decision to enter into this transaction.

     (g) Seller has such knowledge and experience in financial and business matters that it is capable of evaluating, and has evaluated, the merits and risks of this transaction.

     (h) Seller was not introduced to Buyer by any broker or dealer and was not so induced or made to enter into this Agreement or dealt with any other party who would be entitled to be paid a brokerage fee or commission by Seller. Seller agrees to indemnify and hold Buyer harmless from any and all claims of any party, loss or damage resulting from Seller's misrepresentation hereunder.

     (i) Seller is duly authorized to enter into and be bound by the terms of this Agreement and to consummate the transaction contemplated hereby.

     3. WARRANTIES AND REPRESENTATIONS OF BUYER. Buyer warrants and represents to Seller that:

     (a) Buyer is duly authorized to enter into and be bound by the terms of this Agreement and to consummate the transaction contemplated hereby, and such actions will not violate the Merger Agreement, its Certificate of Incorporation or By-laws.

     (b) It is the present intention of Buyer and its affiliates to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

     (c) Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating, and has evaluated, the merits and risks of this transaction.

     (d) Buyer was not introduced to Seller by any broker or dealer and was not so induced or made to enter into this Agreement or dealt with any other party who would be entitled to be paid a brokerage fee or commission by Buyer. Buyer agrees to indemnify and hold Seller harmless from any and all claims of any party, loss or damage resulting from Buyer's misrepresentation hereunder.

     4. AGREEMENT TO VOTE FOR MERGER. Seller agrees and represents that it will vote all of the Shares owned by it and eligible to be voted, for approval of the Merger and/or as otherwise directed by Seller. Seller further agrees to provide Buyer with, or to cause the record owner of the Shares to provide Buyer with, an irrevocable proxy in favor of Buyer or its nominees with respect to all of the Shares owned by Seller or any affiliate.

     5.   MISCELLANEOUS.

     (a) All representations and warranties made by the parties in this Agreement, including the obligations and agreements of Seller contained in Section 4 herein, shall survive the execution and delivery of this Agreement. No representations or warranties are made by any party hereto except as expressly set forth in this Agreement.

     (b) Each of the parties hereto shall cooperate and take such actions, and execute such other documents as may reasonably requested by the other party to carry out the provisions and purposes of this Agreement.

     (c) This Agreement may be executed by facsimile signature in one or more counterparts.


Executed as of the date first written above.

                                 DC Investment Partners Opportunity Fund, L.P.


                                 By:   /s/ D. Robert Crants, III
                                 Name: D. Robert Crants, III
                                 Title: Managing Partner

                                 HAC, Inc.


                                 By: /s/ Howard Wolk
                                     ----------------------------------
                                 Name:  Howard Wolk
                                      ----------------------------------
                                 Title:  Director
                                        --------------------------------